BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

BARRICK GOLD CORPORATION

Moderator: Jim Mavor
November 2, 2006
1:00 pm CT

Operator:	Ladies and gentlemen thank you for standing by. Welcome to the Barrick Gold Third Quarter 2006 Results Conference Call. During the presentation, all participants will be in a listen only mode.

Afterwards we’ll conduct a question and answer session. At that time if you have a question please press the one followed by the four on your telephone. At any time during the conference you need to reach the operator leads press star zero. As a reminder, this call is being recorded Thursday, November 2, 2006. I would now like to turn the conference over to Jim Mavor, Vice President of Investor Relations, to introduce the call. Please go ahead sir.

Jim Mavor:
Thank you operator. Good morning to everyone and thank you for joining us on Barrick's third quarter results conference call. Earlier this morning we issued a press release and posted on our website our financial statements, MD&A and third quarter mine statistics. Please call our Investor Relations department in Toronto if you would like a copy of these.

I'm joined today by Greg Wilkins, our CEO who will chair this call, and Peter Kinver, Alex Davidson, Patrick Garver, and Jamie Sokalsky. Greg will review the third quarter results and highlights and Peter will provide an update on our operations and then we'll open it up for questions.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

Before we begin I'll read the forward-looking statement. During the course of this call, management will be making forward-looking statements. For a complete discussion of the risks and uncertainties that lead to a difference between our actual financial results and performance, please see our AIF or our most recent year-end report. And over to you, Greg.

Greg Wilkins:
Thanks Jim. Good morning everyone. Thank you for joining us this morning. As Jim mentioned, will be reviewing the third quarter, which is quite a good quarter. Before I actually get into that I would like to draw everyone's attention to a little announcement in our press release.

You know that social responsibility in mining is important, has been important and is growing increasingly in importance. So I'm very pleased to be able to say that just two days ago at a ceremony in Ottawa, Barrick was the recipient of the award for excellence in corporate social and ethical responsibility for integrated agriculture and livestock project in Peru.

It was an award that was presented by the Canadian Manufacturers and Exporters in conjunction with the Canadian International Development Agency. It's important because it recognizes that Barrick’s corporate social responsibility policies on an international basis are working very well and to a high standard. And it's recent third party recognition of much of the hard work that our people in this area engage in.

It was certainly a good quarter for us from an operational and a financial perspective. We declared victory on the integration of Placer. We ran an analyst tour down to our Nevada operations, which represent 40% of our business. And I think people were able to draw their own conclusions with respect to how well the integration has gone at the operating level. And certainly it was clear that we have a very, very strong management team and excellent exploration potential in that whole Nevada region. So we've had almost universally good feedback from that trip. And I think that's really the best way for people to judge what we're doing is to go and see for themselves.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

Clearly the earnings and operating cash flow were good. In fact Q3 exceeded Q2 on an adjusted basis coming in at 51 cents per share versus about 50 cents a share. Operating cash flow eclipsed the Q2 mark at 92 cents per share of operating cash flow versus 73 cents. Very strong.

We've been enjoying the strength of metal prices; primarily gold but also copper. We have seen gold continue to be volatile, which I think is actually a good thing for the gold market. We've seen it trade in the range from about $670 an ounce to the lows of $570. But a market that moves around with some volatility is clearly one that people can make money in, which I think continues to support the investor interest in the commodity. And, of course, now that we're starting to see not just Barrick but the industry start to generate some higher earnings as a result of these higher metal prices, I think capital will be flowing back into the equities.

This morning we're seeing continued strength in the gold market. Traded up to $620 an ounce from what I last saw and I think there are a number of compelling factors that continues to support that. Clearly investor interest, but also physical demand is good. Physical demand comes in at higher levels and we're seeing higher highs and higher lows. And so I think that's going to bode well for us going into the future.

We remain on track with respect to our guidance for 2006. We are at the lower end of the range at about 8.6 million ounces, and costs look like they'll be at about $285 an ounce. The lower end of the range, really, some to-ing and fro-ing obviously with a large portfolio, but the two principal things that I draw your attention to would be the accident at South Deep, which curtailed production over most of the year certainly since May when the accident occurred with the shaft.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

And then Cowal has actually ramped up a little bit more slowly than we'd anticipated, but is actually catching up and will be, I think, achieving its target levels of operation in the fourth quarter and through, into the future. But actually, Cowal is a bit of an indication of some of the challenges we have from a manpower and contractor standpoint in that, it is very difficult to attract and retain good contractors and people. And that has, in fact, slowed us down.

We increased our copper guidance last quarter to 370 million pounds. We remain on track; cost is at about 80 cents a pound. We also announced in the quarter that we have an agreement to sell our interest in South Deep to Gold Fields for a consideration of $1.525 billion and we expect to close that transaction early in 2007. We made our announcement in Q3 to bid for NovaGold and Pioneer in all cash deals. Pioneer -- we have taken up and paid for about 90% of the stock and we’ll take in the balance. Our offer there expires November the 9th.

And on October 24 we announced our best and final offer for NovaGold at a US $16 per common share and extended that offer through to November the 7th. And we’ll talk a little bit more about that later in the call. We also announced in October that we completed the issuance of $1 billion of copper-linked notes. And these proceeds will be used to repay some short-term debt maturities, and so it pushes our debt repayments farther into the future and will be used in part to help fund our development projects.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

We did $400 million tranche at 5.75% for 10 years and the $600 million tranche at 6.35% for 30 years. And very - great strengthening of our balance sheet with that financing and I think it was quite novel in the way it was structured.

And we also announced this morning that we have an agreement with Highland Gold to consolidate our Russian interests -- except for Fedorova -- but to consolidate all of our other interests, which were primarily joint-venture exploration interests that we were doing with Highland by contributing those assets into Highland in exchange for shares. We think this is an excellent way for us to focus our strategy in Russia through a vehicle that we can work with.

We are going to second a couple of our senior people to Highland and we will take on a couple of extra board seats but we'll be able to eliminate some overhead run costs that we were incurring independently and I think Highland will be a stronger company going forward to be able to successfully implement its own business strategy.

I did mention Fedorova is out of it. Fedorova has been a project, which is really a platinum/palladium project that's been around for some time. And in fact, drilling out there has been quite successful. We kept it out of the transaction because we were looking at bringing that forward to a feasibility study over the next year to 18 months. We think it's going to be quite a valuable asset and it's quite a large project potentially so we want to continue to have independent focus on it.

And lastly on the highlights, Kabanga has been continuing to drill over the course of the year and we've been expanding the size of the resource. We're pleased that we’re continuing to establish a fairly high grade. It’s in and around the 2 1/2% nickel grade. And Xstrata now the - our partners on that project, will be coming to a decision point about taking it forward to feasibility study later this year. We're optimistic that that is going to be a positive decision.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

Turning to the financial and operating highlights themselves. Of course, you know, we had third-quarter earnings and cash flow which were more than double the prior year amounts on a per share basis. Four hundred and five million in third-quarter earnings adjusted for some special items, which really were primarily an increase in one time accrual for the closure property in the nickel plate mine. We were actually at about 51 cents a share, $450 million, which was in excess of market consensus.

Cash flow at 92 cents a share was quite remarkable. It recognizes that we still absorbed a non-cash hit of about $79 million as it related to the closeout of the Placer Dome hedge book. So we had unwound all the contracts by the end of the second quarter as we had announced, but there was some residual accounting charge, which we mentioned at the time, to come through the third quarter. And that is actually about $35 an ounce. There's $18 million to go in the fourth quarter and then a little bit in the first quarter of next year, which Jamie tells me will actually be a positive contribution from accounting perspective, but again small.

So, that all went quite well. I think the one thing to point out is that we did 2.2 million ounces at cost of $281. And those costs were the same as Q2. So, in spite of pressures in the industry, we were able to tow the line on costs. It was against a cost of $210 an ounce in the third quarter of last year, but for those of you who joined us on that call, you may recall I mentioned that Goldstrike had a very, very strong third quarter of ‘05 and not to get used to those costs that we saw in the third quarter of ‘05. So clearly I think it was the anomalous strength of Q3 ‘05 that is affecting some of the growth in 2006.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

Margins have continued to be strong. And as I said, we look to the fourth quarter to be a very strong quarter for us and that we're on track for our guidance at 8.6 million ounces and we've done 6.2 million ounces year-to-date in the third quarter.

Just taking a look at the expanded margins you can see the ramp up. It's kind of interesting. High gold prices feel like they've been around some time, but it was really just the fourth quarter of last year when we saw growth in gold prices. And so, the average prices in the third quarter of ‘05 are relatively small. We had a great third quarter, as I mentioned. Margins were $217 an ounce -- was really good then, but you can see that through the increased metal prices. And even though we've seen growth in costs, the margins have expanded quite significantly.

And if you adjust for the $36 or $35 an ounce for the Placer hedge accounting, we would have actually achieved $617 an ounce in the third quarter instead of $581, and that margin would have been $336 an ounce, so is even more growth.

Copper has also been very strong and we've been enjoying excellent copper margins relative to the price. And so we're very pleased that both copper and gold have been contributing to increasing margins, which are driving earnings and cash flow for us. So let me turn it over to Peter who will do a quick recap of the operations themselves and then we'll open it up for questions.

Peter Kinver:
Thanks Greg. Turning to our results. We've summarized the Q3 production and cash flow per region on this slide. The quarterly production was 2.2 million ounces at total cash costs per ounce of $281. While I am pleased with our operating results for the first nine months of the year, the fourth quarter is expected to be our strongest production quarter.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

Looking at each of the regions -- in North America Goldstrike, the Q3 production was lower at 356,000 ounces. Cash cost of $368 an ounce were higher than each of the first two quarters of the year because we processed stockpiled ore during the quarter and the ore chemistry effects limited throughput. The ore chemistry effects related to blending of the ores are being mitigated with blending of concentrates, and we expect to see an improvement in both production and cash costs in Q4.

Cortez is beginning to see a turnaround as expected. The mine had a good operational quarter, producing significantly more then either the first couple of quarters of ‘06 and at lower cash cost. The mine is expected a similar performance in Q4.

Bald Mountain was expected to see a substantial improvement in the second half and delivered on that in Q3. Production was slightly higher than Q2 and substantially better than the earlier part of the year, and at slightly improved cash costs. Q4 is expected to be similar to the Q3’s performance.

I'm pleased to see the two of the more significant Placer operations acquired, Cortez is beginning to turnaround operationally, and Bald Mountain has performed well over the last couple of quarters.

South America - Overall, operations continue to go well in the region.

Lagunas Norte -- the mine continues to perform exceptionally well. Q3 saw higher ore grades, resulting in higher gold production and lower cash costs than the previous two quarters. The mine remains on track to contribute over 1,000,000 ounces of production in 2006 at low cash cost.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

Veladero continues through the transition of mining from the Filo Mario pit to the higher-grade Amable pit, resulting in higher production in Q3 and lower cash costs. The mine is expected to put forth solid operational performance in Q4 and to meet its full-year guidance.

As Greg mentioned, our Zaldivar copper mine in Chile had a very good quarter, producing 80 million pounds at $0.65 per pound. At current copper prices, the mine contributes a lot of cash flow for the Company.

In our Australia Pacific region, Cowal, as Greg mentioned, had a slow start up. We’re pleased to say the mine saw an increase in production in Q3.

At Kalgoorlie, we had lower production levels which continued in Q3. But we expect to have a better Q4 as we transition into softer ore. The cash costs were impacted as a result of the lower production level.

In Africa and North Mara, production continues to improve in Q3 as a result of increased shovel efficiencies and drilling capacity resulting from two new drill rigs that we acquired during the latter part of Q2. Also, mining in the Gokona pit and a reduction in processing stockpiles, has resulted in higher production. Thanks, Greg.

Greg Wilkins:
Thanks Peter. Just before we open it up for questions I wanted to take a minute to kind of review the offer for NovaGold. We all know that we increased of the offer to $16 per share. And this is our best and final price given what we understand of the assets from the information that has been published.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

It is a significant premium to certainly the price of the Nova shares prior to the bid. And perhaps more importantly, it's a significant premium to the price at which Nova itself issued equity for back in February. It's a premium in excess of a 37 - in excess - of almost a 37% and it's clearly in line with premiums that are - have been paid in other similar types of transactions.

And it really boils down to sort of a point where the shareholders can take a cash offer as they can take on the significant permitting development operating financing and commodity price risk so - that are embedded in the two major projects that Nova has that, you know, are of particular interest to us -- Galore Creek and Donlin Creek. Of course, we know Donlin - as were the operator earning our 70% interest, which we we’re highly confident we will do.

Galore Creek, also a major project. And by the numbers that have been published, the total capex for these two projects was in the $4 billion area. And as we all know, major large projects like has suffered and continues to suffer cost inflation. In fact, Nova itself, in going from pre-feasibility to feasibility noted a 60 odd percent increase in capital from US $700 million more capital cost for Galore Creek than in just a one-year period from that pre-feasibility to the feasibility study information that they gave us.

But we had anticipated that with our experience in large projects and we see the way they go. Even for us that was a bit of a surprise in terms of size. And of course we're still early days on that and there's a lot of work to be done in permitting. And I think as we see the way these things unfold, you know, large capital projects like those are projects that are best handled by companies that have the size and scale of Barrick.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

And I think the Nova guys have done an excellent up job of creating value from an exploration perspective, but, you know, the transition from exploration to development is a huge one fraught with risk. And, you know, different companies have different capacities to deal with it.

So our offer I think is a good offer for the Nova shareholders. We're hopeful and optimistic that we’ll be successful on November 7. We have a minimum tender condition of the 50.1%. We are interested in being able to take control and not be passive investors with the development of these major projects. So we look forward to November 7 and we think we offer a compelling choice for the Nova shareholders.

But more importantly, I think they - these assets augment the pipeline of development assets that we have. And so it's - they’re excellent assets to have in our portfolio, but they have to be acquired at the right price. We have significant amount of organic growth embedded in our pipeline of exploration and development assets. And with or without the Nova assets we have excellent prospects going forward and of course we’ll continue to look at other opportunities that exist within the industry.

And just in finishing up, we - couple of comments on 2007. Of course we don't intend to provide guidance on 2007 until February, which is our common practice. We are in the process of pulling together our budgets, which will be presented to our board in December in our usual business cycle. And we will also be providing in February a complete update on the development projects. So hopefully you can set aside some time in your calendar around our release date.

But a couple of things to point out -- we want to draw people’s attention to the fact that we are selling South Deep and production will not be in 2007, obviously. We're also selling - in negotiations to sell our Paddington operations at Kanowna mine, which this year would produce about 200,000 ounces in ’06, so they’ll be absent in the future.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

And Goldstrike is going through a period - a sequence of waste stripping so we'll be processing a lot of stockpiles in 2007, which means that basically the open pit operation will be processing at lower grade and so, production will be in the order of 15% lower.

Mine sequencing issue -- as a result of that and some inflation in the business, however offset by many of our initiatives, we are looking for a cash cost to be in the order of 15 to 18% higher next year.

We have - in summary though, we have an excellent portfolio of mines, which we’re seeing the benefit of the strong strategic fit, a very strong geopolitical profile and of course diversification through the grouping of operations that we have. We have an unrivaled exploration and development pipeline, the balance sheet, which got even stronger through our cash flow and financing this quarter, and we have a large reserve base in gold, copper, and growing in our nickel project and in some of the other things that we don't spend a lot of time focusing on but are quietly behind the scenes adding value for our shareholders.

Operator, with that I'd like to open it up to questions.

Operator:
Thank you. Ladies and gentlemen, to register a question, please press the one then followed by the four on your telephone. You will hear a three tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration, please press the one followed by the three. If you're using a speakerphone, please let your handset before entering your request. One moment please for the first question. Our first question comes from line of John Bridges from JP Morgan. Please go ahead.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

John Bridges:	Hi Greg. I just wondered. Can you give us any sort of guidance as to which way your production is going next year to go with your cash cost guidance?

Greg Wilkins:
You know, just - I think we added a couple of things about Goldstrike. And no we're not opening any new mines next year. And we've got to-ing and fro-ing within the portfolio. I just wanted to draw people’s attention to Goldstrike because of that mining sequencing issue. People may not be aware of it. You know, Veladero is likely to enter its higher grade material a tad later than we had intentionally anticipated as we go into the new bought - ore buy there. But, you know, on balance, you know, we’ll provide the full guidance as we compile it all over the course of the next month or so.

John Bridges:	So flattish?

Greg Wilkins:	You know, yes it's going to be in that order of magnitude.

John Bridges:	Okay. On NovaGold, in other circumstances like this companies have taken less than 50% and picked up extra in the marketplace. Is that a possibility?

Greg Wilkins:
Yes we're going to see what happens on the seventh. You know, we have, you know, the 50.1% condition. I kind of look at and say to myself, you know, if we - if the majority, you know, significantly majority of NovaGold shareholders reject the bid and it's clear that $16 is not enough to clear the market then, you know, I think we'll - we wouldn't waive the condition. If we got close we'll have to give it some consideration, see what we want to do, because that would be a pretty overwhelming endorsement of the price that we’re offering.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

John Bridges:	So you are able to waive the 50.1 at your own will?

Greg Wilkins:	Yes. We have clearly the flexibility to waive and extend. We would have to extend it for ten days under the securities law if we waive the condition.

John Bridges:
Okay. If I may, just a quick one on Kalgoorlie -- could you give us a bit of guidance as to what's going on there? You know, are we looking at continued lower grades or just in a bad patch now? What can we expect? And the underground -- is there much future there? Perhaps Peter?

Peter Kinver:
Yes maybe I can answer that. The - Kalgoorlie’s not had a great year. There's been various issues. We had to replace a girth gear, which I think we mentioned. When we got the girth gear on, we found out we weren't getting the additional tonnage through that we'd hoped. And the ore appears to be harder from some of the areas of mining, which has impacted throughput rates. The grade next year will be very similar if not slightly down next year.

So as Greg mentioned, I think what exasperates the situation for us at Kalgoorlie is that there’s a fair amount of turnover of people. And this doesn't help the continuity of those operations. But at the moment, it's receiving a great deal of focus from the region.

John Bridges:	Do you have better grade material in prospect or is - should we expect it to drift lower over time?

Peter Kinver:
I think next year the grade - I don't have the numbers in front of me but next year's grade is slightly down on this year. And the underground potential - there certainly is potential and we have plans to look at accessing some of those ore bodies which are in the - eventually will be the final pit wall by means of underground.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

John Bridges:	Okay. Thanks guys.

Greg Wilkins:	Thanks John.

Operator:	Your next question comes from the line of Victor Flores from HSBC. Please go ahead.

Victor Flores:
Yes, thanks. I have a few minor questions. Good morning. First of all, when you mentioned lower production from Goldstrike due to stripping, I suspect you meant 15% lower from Betze-Post as opposed to Goldstrike complex.

Greg Wilkins:	Correct.

Victor Flores:
Okay, great. Thanks. Second question goes to some of the accounting issues. I see that you show cash cost for South Deep in the quarter of $100 per ounce. Is that due to a credit due to the insurance settlement?

Jamie Sokalsky:	Yes. Yes it is, Victor. It's Jamie.

Victor Flores:	Hi Jamie. So did that insurance settlement amount make it through into the income statement?

Jamie Sokalsky:
What it does is it comes into the income statement as a credit against our cash costs. We haven't finalized the insurance settlement yet. It's not a material amount -- the amount that has gone through the income statement up to this point. It's in the neighborhood of about $15 million.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

Victor Flores:	To $15 million to Barrick’s account?

Jamie Sokalsky:	Yes.

Victor Flores:
Okay. And then just finally a question about Pascua -- could you just sort of update us on the timelines for the project and some of the milestones because, you know, you note in the press release that you're now looking at a 2010 startup.

Greg Wilkins:
Yes, the, you know, we're - in the throes of getting the environmental - the principal environmental permit done in Argentina. And I think we have couple more of the technical reports that need to be filed and then the consolidated report will enable the government and the regulators to make a decision on that.

We've been told that that should happen sometime in the fourth quarter. And so with that planning then, we will be modifying the construction start date because of the winter season. Because really, the delivery of the permit going from the third quarter to the fourth quarter, is going to restrict our ability to get the construction underway as aggressively as we’d originally hoped. So, that does back up the production start to 2010.

Victor Flores:	So really, I guess we're going into the spring now in Chile. So you really wouldn't be able to get going in a big way until almost a year from now?

Greg Wilkins:
Yes, the winter season is our summer season so - I mean it's not that there won't be any work done, but, you know, in terms of being able to get on with the construction of the plant facilities themselves, you need to be able to erect your structures during the summer season and a shoulder seasons. So, we don't want to be halfway into it and then have the winter season hit - put things on hold. So we'd rather, more prudently undertake a construction schedule that will give us the time to do it properly.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

Victor Flores:	Okay, great. Thank you very much.

Greg Wilkins:	Thank you, Victor.

Operator:	Our next question comes from the line of Kerry Smith from Haywood Securities. Please go ahead.

Kerry Smith:
Thanks operator. Greg, just on the closing of the South Deep transaction, is there anything left that's outstanding that could delay it into Q1 or do you expect that it will definitely close this quarter?

Greg Wilkins:
Oh no, we're targeting Q1, Kerry. I think I misspoke if I said otherwise. We've been saying we anticipate closing in Q1. And I don't think there's any impediments that should interfere with that timing.

Kerry Smith:	Okay, okay. Sorry, maybe I misunderstood you. Thanks.

Operator:	Our next question comes from the line of John Tumazos from Prudential Equities. Please go ahead.

John Tumazos:
Could you give us a little background on the properties you contributed to Highland Gold and the decisions to basically operate through another company in Russia? Are there issues of language and logistics and culture? Some people predicting Russia will be the number one producer in the world in five or ten years and I think that's probably a very important region to stay active.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

Alex Davidson:
Yes, John. It's Alex. First of all, the consolidation of the ownership of the joint venture assets that we have with Highland will help us to get - do the exploration and development of those projects much more efficiently. And what we're doing is really taking Highland’s portfolio of development projects, most of which we have a 50% interest in, and combine it with our technical expertise, our exploration guys and our exploration projects as well.

I agree with your comments on Russia. I think it is going to, you know, an important place to be and this is certainly - Barrick’s not leaving Russia all. As a controlling shareholder in Highland, we now have exposure and control over the operations, the development projects, and the exploration in Russia and in Central Asia as well.

The major projects are Taseevskoye, which is a 50/50 joint venture, so we're putting the other half into that as a development project in Chita. There's also a couple of other exploration properties around Taseev and we certainly look at Chita as one of the areas in Russia that is both - has high potential and is somewhat easier to operate in - being in Southeastern Russia.

There's a number of projects - there’s a couple of projects - in Chukotka which has high potential, but it is a difficult area in which to operate, as well as Maskoye, which is Highland’s property in Chukotka. So we’re looking at focusing in Chukotka, in Chita, and in Khabarovsk where Highland have their MNV mine and we're contributing our half of Belaya Gora and another earlier stage exploration property.

As well we've got two or three properties in Kyrgyzstan that Barrick has been working on over the past couple years on 100% basis and they're all going into Highland.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

John Tumazos:	Thank you.

Alex Davidson:	Yes.

Operator:	Our next question comes from the line of Mark Smith from Dundee Securities. Please go ahead.

Mark Smith:
Yes, just a small issue -- just - the $79 million you charged against the previously announced Placer Dome hedges, was that included in the reduction in net income of five cents or was that an additional nine cents reduction in that income before?

Jamie Sokalsky:	Mark, that's an additional reduction in the quarter. After tax that would be about seven cents.

Mark Smith:	So you’re net...

Jamie Sokalsky:	Our earnings would have been seven cents higher had we not had to amortize that $79 million in the quarter.

Mark Smith:	You wouldn't consider that unusual items? So would be 58 cents before unusual items?

Jamie Sokalsky:
Well we certainly could have included that in there. We haven't. As we've taken down our hedge position in the past and recognized opportunity cost, we've certainly highlighted it as an item as we've done this quarter. But we haven’t included it in the traditional unusual items like the ones that we have this quarter.

Mark Smith:	All right.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

Jamie Sokalsky:	That's fine for you to include that in your own report.

Mark Smith:	All right. Thanks very much guys.

Operator:	Your next question comes from the line of David Gagliano. Please go ahead.

David Gagliano:	Hi. Just - speaking of amortization, what -do you have any update on the timing with regards to when you'll allocate the Placer Dome to goodwill?

Jamie Sokalsky:	We will be doing that in the fourth quarter, David.

David Gagliano:	Okay.

Jamie Sokalsky:
As you can appreciate, it's a pretty complicated process and something that also depends on the long-range mine planning purposes. And so we’re getting there and we'll have that done in the fourth quarter.

David Gagliano:
Okay, great. Thanks. And then just switching over to Goldstrike for a second, Greg, you mentioned that the 15% dip in ‘07 is primarily a mine sequencing issue. And I'm wondering then should we expect Goldstrike production to rebound in 2008?

Peter Kinver:
It's Peter here. We're going to see a slight improvement, not a sort of rebound. But as we get back into the higher grades and have a greater percentage, obviously the head grades will get a little bit higher and hopefully produce better ounces.

David Gagliano:
Okay. So we should see a bit of bounce then. And then - and just last question -- on the 15 to 18% increase in cash costs in ‘07 versus ’06, I'm wondering if you could just give us a little visibility into where you expect those increases. Is it primarily Goldstrike or are we seeing increases elsewhere, and if so, where?

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

Greg Wilkins:
David, we're going to come out with complete guidance in February. It's a bit early to go through it in detail, but it's mostly - it's really, sort of a grade issue at Goldstrike, which we talked about. And then there's still some inflationary impact on costs contributing to that 15 to 18% range. And, I mean - so it's a fair amount of to-ing and fro-ing amongst all the mining operations relative to this year. So, once we've had a chance to consolidate all of our information and get it to our Board then we'll be in a position to bring it up to you guys in February.

David Gagliano:	Okay. Thanks.

Operator:	Our next question comes from the line of Michael Fowler. Please go ahead.

Michael Fowler:	Yes, Peter. Just a follow-up on the Goldstrike question -- what’s the grade of the stockpiles at Goldstrike?

Peter Kinver:	I don't have that in front of me but they're probably around - the mix would be around - about 3 grams - 2.5 to 3 grams.

Michael Fowler:
Okay thanks. And just for Jamie. What was the thinking - I mean you didn't deliver into any contracts I guess in the Barrick hedge book this quarter. And seeing you’re sort of bullish on gold, I'm kind of a little bit surprised that you didn't deliver some of the hedges.

Jamie Sokalsky:
Michael, we actually took 300,000 ounces out of the position by essentially going into the market and closing them up by converting them into floating contracts. So we did reduce the position by 300,000 ounces. But we didn't deliver any of those contracts into production. So we're continuing to chip away by getting rid of committed ounces and it turned them back into floating which will allow us to ride the gold price up.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

And when that gold price is higher then we can actually deliver those and take advantage of higher spot prices, which are now floating on those contracts. So we still are bullish on gold, but this gives us more flexibility as to riding the price up and delivering them at higher prices.

Michael Fowler:	Yes, so effectively you're taking less of a hit on a hedge book by converting to floating rates, I guess.

Jamie Sokalsky:
Well, we're being opportunistic by - we're saying when the price came back down here to well below $600, let's open those contracts up again. And if we're right and the gold price does increase substantially from here, then we deliver it at a much better price in the future. So we’re being opportunistic with the timing of those contracts, but we've effectively taken them off the books.

Michael Fowler:	Okay. Thanks very much.

Jamie Sokalsky:	You're welcome.

Greg Wilkins:
Thanks, Mike. Thank you everybody for joining us today. Of course as always, please feel free to contact Jim and our IR group if more questions arise over the course of your review of the information. And we look forward to reconvening in February. Thanks again.

BARRICK GOLD CORPORATION
Moderator: Jim Mavor
11-02-06/1:00 pm CT
Confirmation #21305124

Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

END

Additional Information
On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC's website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.